Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

November 18, 2011

Video message from NYSE Euronext CEO Duncan Niederauer to Employees (November 18, 2011)

Good morning. I hope you’re all getting ready for a nice weekend, as we head into Thanksgiving week here in the U.S.

As you have seen from the news this morning, we have reached another important milestone with respect to the completion of our proposed combination with Deutsche Börse.

Last night, we formally submitted proposed remedies with the European Commission, which are designed to address their remaining concerns on the transaction. As you know, those concerns are primarily focused on our intention to bring our two complementary derivatives businesses together.

It has been a very intense and focused process up to this point, and that we have been working diligently to explain our view that we operate in a market that is clearly global and we are offering a unique opportunity for Europe to benefit from a truly pan-European, transparent and regulated market that can stand shoulder-to-shoulder with established competitors in the Americas and Asia.

We think we’ve been clear and articulate in our interactions with the Commission, and quite candidly, while we don’t agree on everything, we have made what I consider to be a very good faith effort to respond to their concerns.

As a result, last night we offered remedies that are proportionate and that, in my mind, strike the right balance between the European Commission’s concerns and our own desire to preserve the compelling industrial logic of the combination for our shareholders, clients and all of you.

As you read in this morning’s press release, we offered two sets of remedies.

First, we have proposed that both we and DB would make divestitures in our overlapping businesses in the Single Stock Equity derivatives arena.  For us, that would include our bClear businesses and our pan-European single equity derivatives businesses with the exception of that business in our home markets.  In those markets, DB would divest their competing businesses.

With respect to our employees in those businesses, I appreciate more than anyone that this will be a bit of an uncertain time for you, and I can tell you that, as we always do, we will keep you as up to date as possible as this process moves forward.  Your success speaks volumes and speaks for itself, and we will ensure that we get you the information in real time as and when developments arise.

Secondly, we have proposed to offer unprecedented access to the combined group’s clearing house for product innovations that materially differ from the existing Deutsche Börse and NYSE Euronext products. We think this is a very innovative solution that addresses the Commission’s concerns about barriers to entry and innovation, while allowing us to protect our hard-earned intellectual property.

What comes next?  We expect that the Commission will market test these remedies in the coming days and weeks, so the process continues to move forward.  Given the need for the Commission to do its job thoroughly and completely, as well as being consistent with their guidelines, the timeline automatically extends by an additional 15 working days, which means the Commission can now take until January 23rd  of next year to complete their process and review.  We would expect to close shortly thereafter.

In summary, we think we’ve made a very strong remedy submission to address the Commission’s remaining concerns, and we are hopeful that the College of Commissioners will appreciate the balance we’ve achieved between competition policy and the wider global competitive threats that come at a particularly critical point in time for the European economy.

Thanks as always for your patience and continued perseverance. Keep up the good work and enjoy your weekend. Thanks a lot.  See you out there!

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

 The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.